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                          November 15, 2022

       Rajiv A. Tata
       Vice President, General Counsel, and Corporate Secretary
       Ducommun Incorporated
       200 Sandpointe Avenue, Suite 700
       Santa Ana, California 92707-5759

                                                        Re: Ducommun
Incorporated
                                                            Registration
Statement on Form S-3
                                                            Filed November 7,
2022
                                                            File No. 333-268218

       Dear Rajiv A. Tata:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Eranga
Dias at 202-551-8107 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing